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                                                                  Exhibit (a)(5)

                               PINKERTON'S, INC.
                             World Support Center
                            4330 Park Terrace Drive
                      Westlake Village, California 91361

                                                              February 26, 1999

Dear Stockholder:

   I am pleased to inform you that on February 19, 1999, Pinkerton's entered into an Agreement and Plan of Merger with Securitas AB, a Swedish corporation, and its subsidiary, Securitas Acquisition Corp. Pursuant to the agreement, Securitas Acquisition Corp. is today commencing a tender offer to purchase all of Pinkerton's outstanding shares of stock, including the associated rights to purchase preferred stock, at a price of $29.00 per share, net to the seller in cash, without interest. The tender offer is currently scheduled to expire at Midnight, New York City time, on Thursday, March 25, 1999.

   Following the successful completion of the tender offer, any remaining shares of Pinkerton's will be cashed-out, at the same $29.00 price, and Pinkerton's will become a wholly owned subsidiary of Securitas AB through the merger of Pinkerton's with Securitas Acquisition Corp. Both the tender offer and the merger are subject to certain conditions described in the tender offer materials, which I encourage you to review carefully.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TENDER OFFER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), including, among other things, the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation, Pinkerton's financial advisor, which is attached as Annex B to the Schedule 14D-9. Stockholders are urged to read carefully such opinion in its entirety.

   Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9. Also enclosed are the tender offer and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read all of the enclosed materials and consider this information carefully.

   The management and directors of Pinkerton's thank you for your support.

                                          Sincerely,

                                          /s/ Denis R. Brown

                                          Denis R. Brown
                                          President and Chief Executive
                                           Officer